Exhibit 99.1

Kingold Jewelry Reports Financial Results for the Second Quarter and Six Months

Ended June 30, 2019

WUHAN CITY, China, August 9, 2019 - Kingold Jewelry, Inc. ("Kingold" or the "Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the second quarter and six months ended June 30, 2019.

2019 Second Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were approximately $598.0 million, compared to $678.8 million.
•	Processed a total of 27.9 metric tons of 24-karat gold products, compared to 27.6 metric tons.
•	Net income was approximately $12.6 million, or $0.19 per diluted share, compared to net income of $13.6 million, or $0.20 per diluted share

Outlook for 2019

•	The Company reiterates guidance of between 110 metric tons and 120 metric tons of 24-karat gold products in 2019.

2019 SECOND QUARTER AND SIX MONTHS OPERATIONAL REVIEW

Metric Tons of Gold Processed

	Three Months Ended:
	June 30, 2019		June 30, 2018
	Volume	% of Total	Volume	% of Total
Branded*	14.8	53.0%	16.8	61.1%
Customized**	13.1	47.0%	10.8	38.9%
Total	27.9	100.0%	27.6	100.0%

	Six Months Ended:
	June 30, 2019		June 30, 2018
	Volume	% of Total	Volume	% of Total
Branded*	26.0	52.1%	29.9	58.6%
Customized**	23.9	47.9%	21.0	41.4%
Total	49.9	100.0%	50.9	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended June 30, 2019, the Company processed a total of 27.9 metric tons of gold, of which branded production was 14.8 metric tons, representing 53.0% of total gold processed, and customized production was 13.1 metric tons, representing 47.0% of total gold processed in the second quarter of 2019. In the second quarter of 2018, the Company processed a total of 27.6 metric tons of gold, of which branded production was 16.8 metric tons, representing 61.1% of total gold processed, and customized production was 10.8 metric tons, representing 38.9% of total gold processed.

For the six months ended June 30, 2019, the Company processed a total of 49.9 metric tons of gold, of which branded production was 26.0 metric tons, representing 52.1% of total gold processed, and customized production was 23.9 metric tons, representing 47.9% of total gold processed in the first half of 2019. In the first half of 2018, the Company processed a total of 50.9 metric tons of gold, of which branded production was 29.9 metric tons, representing 58.6% of total gold processed, and customized production was 21.0 metric tons, representing 41.4% of total gold processed.

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended June 30, 2019 was approximately $598.0 million, decreased by 11.9% from $678.8 million for the same period in 2018. Net sales decreased primarily as a result of decrease in sales volume of branded production in amount of approximately $76.3 million, and foreign currency translation loss of approximately $48.4 million, offset by increase in sales volume of customized production in amount of approximately $2.2 million and increase in average unit selling price of approximately $41.5 million.

For the six months ended June 30, 2019, the Company's net sales were approximately $1.05 billion, decreased by 13.7% from $1.22 billion in the first half of 2018. Net sales decreased primarily as a result of decrease in total sales volume in amount of approximately $142.4 million, and foreign currency translation loss of approximately $82.3 million, offset by increase in average unit selling price of approximately $57.9 million.

Gross Profit

Gross profit for the three months ended June 30, 2019 was approximately $69.5 million, increased by 9.0% from $63.8 million for the same period in 2018. The increase in gross profit was primarily due to the increase in average unit selling price for branded production sales by 6.6% and the increase in average unit selling price for customized production by 3.9%.

For the six months ended June 30, 2019, the Company's gross profit was approximately $124.8 million, decreased by 2.5% from $128.0 million in the same period of 2018. The decrease was mainly the result of decreased sales volume and increase in unit cost of raw material, as the unit cost for branded production sales was RMB 241.63 per gram for the six months ended June 30, 2019 while the unit cost for branded production sales was RMB 232.3 per gram in the same period of 2018. And the unit cost for customized production sales was RMB 0.30 per gram for the six months ended June 30, 2019, compared to the unit cost for customized production sales of RMB 0.29 per gram in the same period of 2018.

Gross Margin

The Company’s gross margin was 11.6% for the three months ended June 30, 2019, compared to 9.4% in the prior year period.

For the six months ended June 30, 2019, the Company's gross margin was 11.9%, compared to 10.5% in the first half of 2018. The increase was mainly due to the increased average selling price for branded production and customized production sales. The average selling price for branded production was RMB 267.97 per gram for the six months ended June 30, 2019, increased by RMB 13.02 or 5.1%, from RMB 254.95 per gram for the same period in 2018. The average selling price for customized production sales was RMB 7.06 per gram for the six months ended June 30, 2019, increased by RMB 0.20, or 3.0%, from RMB 6.86 per gram for the same period in 2018.

Net Income

Net income for the three months ended June 30, 2019 was approximately $12.6 million, or $0.19 per diluted share based on 66.1 million weighted average diluted shares outstanding, compared to net income of $13.6 million in the prior year period, or $0.20 per diluted share based on 66.2 million weighted average diluted shares outstanding in the prior year period.

For the six months ended June 30, 2019, the Company's net income was approximately $19.0 million, or $0.29 per basic and diluted share, compared to net income of $26.8 million, or $0.40 per basic and diluted share, in the same period of 2018.

Balance Sheet Highlights (USD in Millions)
	6/30/2019	12/31/2018	Percentage Change
Cash and Cash Equivalents	$114.7	$0.23	490.6%
Inventories	$262.8	$127.0	106.8%
Working Capital (Current Assets -- Current Liabilities)	$1,221.1	$837.8	45.8%
Stockholders’ Equity	$809.6	$638.3	26.8%

The Company had approximately $132.3 million of net cash used in operating activities for the six months ended June 30, 2019, compared with approximately $446.3 million of net cash provided by operating activities for the same period in 2018. The decrease of the operating cash flows was mainly due to the increase in gold purchases of approximately $129.4 million (RMB 887 million) in order to meet the production demand when the Company anticipated more sales orders will be fulfilled in the second half of fiscal year 2019. At the same time, the Company also increased purchase of gold of approximately $175.9 million (RMB 1,182.9 million) in order to pledge such gold as collateral with various financial institutions to obtain additional loans. In connection with the purchase of gold for investment, the Company also reported an unrealized gain of approximately $154.1 million for the six months ended June 30, 2019. The overall increase in inventory of approximately $150.3 million as included in the statements of cash flows reflected the above factors. The decrease in the cash flows from operating activities was also affected by an increase in value added tax receivable of approximately $1.1 million and a decrease in other tax payable by approximately $2.6 million.

The Company’s net cash from operating activities can fluctuate significantly due to changes in the inventories. Other factors that may vary significantly include accounts payable, purchases of gold and income taxes. The Company expects that the net cash that generated from operating activities to continue to fluctuate as inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials. These fluctuations could cause net cash from operating activities to decrease, even if the net income grows as the Company continues to expand. Although the Company expects that net cash from operating activities will increase over the long term, it cannot be predicted how these fluctuations will affect Kingold’s cash flow in any particular quarter.

OUTLOOK FOR 2019

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company reiterates its expectation that gold processed will be between 110 metric tons and 120 metric tons during 2019.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward - looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2019 outlook for gold processing. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS COUNSEL:

The Equity Group Inc.

Katherine Yao, Senior Associate

Phone: +86-10-5661 7012

kyao@equityny.com

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018

NET SALES	$598,008,324	$678,796,263	$1,051,547,424	$1,218,320,318

COST OF SALES
Cost of sales	(528,233,860)	(614,775,972)	(926,225,754)	(1,089,741,556)
Depreciation	(242,888)	(228,173)	(488,628)	(545,838)
Total cost of sales	(528,476,748)	(615,004,145)	(926,714,382)	(1,090,287,394)

GROSS PROFIT	69,531,576	63,792,118	124,833,042	128,032,924

OPERATING EXPENSES
Selling, general and administrative expenses	6,733,404	2,497,488	9,351,596	4,975,276
Stock compensation expenses	-	5,364	5,364	10,728
Depreciation	82,731	151,658	165,672	260,487
Lease expenses	21,105	67,357	42,443	134,923
Amortization	2,770	2,963	5,571	5,936
Total operating expenses	6,840,010	2,724,830	9,570,646	5,387,350

INCOME FROM OPERATIONS	62,691,566	61,067,288	115,262,396	122,645,574

OTHER INCOME (EXPENSES)
Interest Income	298,499	446,143	637,112	822,144
Interest expense, including amortization of debt issuance costs of $2,227,896 and $2,305,354 for the three months, and $4,550,860 and $4,560,420 for the six months ended June 30, 2019 and 2018, respectively	(46,041,324)	(43,301,467)	(90,341,429)	(87,418,347)
Total other expenses, net	(45,742,825)	(42,855,324)	(89,704,317)	(86,596,203)

INCOME FROM OPERATIONS BEFORE TAXES	16,948,741	18,211,964	25,558,079	36,049,371

INCOME TAX PROVISION (BENEFIT)
Current	7,048,016	4,169,121	10,810,187	7,426,595
Deferred	(2,688,462)	479,046	(4,221,874)	1,824,055
Total income tax provision	4,359,554	4,648,167	6,588,313	9,250,650

NET INCOME	12,589,187	13,563,797	18,969,766	26,798,721

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$183,487,051	$(19,350,626)	$154,071,011	$(37,973,323)
Foreign currency translation loss	(18,447,260)	(19,822,304)	(1,795,522)	(6,002,603)
Total Other comprehensive income (loss)	$165,039,791	$(39,172,930)	$152,275,489	$(43,975,926)

COMPREHENSIVE INCOME (LOSS)	$177,628,978	$(25,609,133)	$171,245,255	$(17,177,205)
Earnings per share
Basic	$0.19	$0.21	$0.29	$0.41
Diluted	$0.19	$0.20	$0.29	$0.40
Weighted average number of shares
Basic	66,113,502	66,113,502	66,113,502	66,113,502
Diluted	66,113,502	66,229,658	66,113,502	66,395,251

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS

Cash	$114,723,841	$233,391
Restricted cash	14,337,042	4,798,185
Accounts receivable	264,158	451,059
Inventories	262,763,620	127,034,673
Investments in gold	2,215,449,367	1,593,557,391
Value added tax recoverable	258,933,954	259,582,324
Prepaid expenses and other current assets	82,629	87,590
Total current assets	2,866,554,611	1,985,744,613

Property and equipment, net	4,924,793	5,395,330
Restricted cash	1,747,539	7,766,372
Investments in gold	246,949,601	700,225,896
Land use right	390,837	395,719
Other noncurrent assets	492,637	285,768
Total long-term assets	254,505,407	714,069,085
TOTAL ASSETS	$3,121,060,018	$2,699,813,698

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$1,532,528,884	$1,034,947,774
Related party loan	72,593,313	72,699,779
Due to related party	4,383,039	3,976,742
Income tax payable	18,955,285	18,504,197
Other taxes payable	2,150,167	2,577,102
Accrued expenses and other payables	14,855,067	15,749,564
Total current liabilities	1,645,465,755	1,148,455,158

Deferred tax liabilities	71,400,016	24,218,911
Other long-term liability	160,190	-
Related party loans	419,694,803	373,327,862
Long term loans	174,753,888	515,477,020
TOTAL LIABILITIES	2,311,474,652	2,061,478,951

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of June 30, 2019 and December 31, 2018	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of June 30, 2019 and December 31, 2018	66,113	66,113
Additional paid-in capital	224,298,271	224,292,907
Retained earnings
Unappropriated	372,183,091	353,213,325
Appropriated	967,543	967,543
Accumulated other comprehensive income, net of tax	212,070,348	59,794,859
Total Shareholders’ Equity	809,585,366	638,334,747
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,121,060,018	$2,699,813,698

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the six months ended June 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,969,766	$26,798,721
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	654,300	806,325
Amortization of intangible assets	5,571	5,936
Amortization of debt issuance costs included in interest expense	4,550,860	4,560,420
Share based compensation for services and warrants expense	5,364	10,728
Deferred tax provision (benefit)	(4,221,874)	1,824,055
Changes in operating assets and liabilities
Accounts receivable	189,855	784,850
Inventories	(150,267,161)	331,036,274
Other current assets and prepaid expenses	(203,732)	(157,286)
Value added tax recoverable	1,069,281	76,550,155
Other payables and accrued expenses	(843,629)	1,168,896
Income tax payable	445,595	2,939,193
Other taxes payable	(2,612,043)	(77,119)
Net cash provided by (used in) operating activities	(132,257,847)	446,251,148

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(324,284)	(453,522)
Net cash used in investing activities	(324,284)	(453,522)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans – short term	326,509,078	-
Repayments of other loans – short term	(305,237,937)	(301,624,503)
Proceeds from other loans – long term	132,633,813	240,479,892
Repayments of related party loans – short term	(223,449)	(235,549,065)
Proceeds from related party loans – long term	137,886,112	334,479,672
Repayments of related party loans – long term	(91,558,511)	(484,255,723)
Payments of loan origination fees	(2,188,458)	(309,511)
(Repayment of) borrowings from related party	465,421	800,793
Net cash provided by (used in) financing activities	198,286,069	(445,978,445)

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	52,306,536	(2,937,126)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	118,010,474	(3,117,945)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	12,797,948	17,924,397
CASH AND RESTRICTED CASH, END OF PERIOD	$130,808,422	$14,806,452

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$86,976,537	$81,761,918
Cash paid for income tax	$10,364,592	$4,487,402

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold transferred to inventories	$425,343,494	$389,112,590
Inventories transferred to investments in gold	387,102,692	291,819,372
Unrealized gain (loss) on investments in gold, net of tax	$154,071,011	$(37,973,323)
Right-of-use assets obtained in exchange for operating lease obligations	$206,419	$-